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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Alternative Resources Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

02145R

(Cusip Number)

Wynnchurch Capital, Ltd.
150 Field Drive, Suite 165
Lake Forest, Illinois 60045
(847) 604-6100
Attention: John A. Hardy

with a copy to:

James R. Cruger, Esq.
Perkins Coie LLC
35 West Wacker Drive
Chicago, Illinois 60601
(312) 263-5510

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02145R			13D

1.	Name of Reporting Person: Wynnchurch Capital Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,692,368 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,692,368 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,666,667 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8% (3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Voting and dispositive power are exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, L.P.

(2)	Based on the (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P, convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 34,784,486 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,819 shares of Issuer’s common stock outstanding as of August 8, 2003, as disclosed on Issuer’s Form 10-Q filed with the SEC on August 14, 2003, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes.

CUSIP No. 02145R			13D

1.	Name of Reporting Person: Wynnchurch Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	(See Item 5 below.)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,692,368 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,692,368 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,666,667 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8% (3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Voting and dispositive power are exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, L.P.

(2)	Based on the (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P, convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 34,784,486 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,819 shares of Issuer’s common stock outstanding as of August 8, 2003, as disclosed on Issuer’s Form 10-Q filed with the SEC on August 14, 2003, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes.

CUSIP No. 02145R			13D

1.	Name of Reporting Person: Wynnchurch Management, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	(See Item 5 below.)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,692,368 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,692,368 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,666,667 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8% (3)

14.	Type of Reporting Person (See Instructions): CO

(1)	Voting and dispositive power are exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, L.P.

(2)	Based on the (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P, convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 34,784,486 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,819 shares of Issuer’s common stock outstanding as of August 8, 2003, as disclosed on Issuer’s Form 10-Q filed with the SEC on August 14, 2003, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes.

CUSIP No. 02145R			13D

1.	Name of Reporting Person: Wynnchurch Capital Partners Canada, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,974,299 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,974,299 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,666,667 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8% (3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Voting and dispositive power are exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, L.P.

(2)	Based on the (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P, convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 34,784,486 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,819 shares of Issuer’s common stock outstanding as of August 8, 2003, as disclosed on Issuer’s Form 10-Q filed with the SEC on August 14, 2003, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes.

CUSIP No. 02145R			13D

1.	Name of Reporting Person: Wynnchurch Partners Canada, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	(See Item 5 below.)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,974,299 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,974,299 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,666,667 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8% (3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Voting and dispositive power are exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, L.P.

(2)	Based on the (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P, convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 34,784,486 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,819 shares of Issuer’s common stock outstanding as of August 8, 2003, as disclosed on Issuer’s Form 10-Q filed with the SEC on August 14, 2003, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes.

CUSIP No. 02145R			13D

1.	Name of Reporting Person: Wynnchurch GP Canada, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	(See Item 5 below.)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,974,299 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,974,299 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,666,667 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8% (3)

14.	Type of Reporting Person (See Instructions): CO

(1)	Voting and dispositive power are exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, L.P.

(2)	Based on the (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P, convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 34,784,486 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,819 shares of Issuer’s common stock outstanding as of August 8, 2003, as disclosed on Issuer’s Form 10-Q filed with the SEC on August 14, 2003, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes.

     This Amendment No. 7 amends the Schedule 13D (the “Original Schedule 13D”) filed with the Securities Exchange Commission (the “SEC”) on February 8, 2002, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on August 7, 2002, Amendment No. 2 to Schedule 13D filed with the SEC on August 12, 2002, Amendment No. 3 to Schedule 13D filed with the SEC on November 18, 2002, Amendment No. 4 to Schedule 13D filed with the SEC on April 16, 2003, Amendment No. 5 to Schedule 13D filed with the SEC on July 17, 2003 and Amendment No. 6 to Schedule 13D filed with the SEC on August 19, 2003. Unless otherwise stated herein, the Original Schedule 13D, as amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, as amended.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by inserting the following new paragraphs after the sixteenth paragraph thereof:

     On October 10, 2003, Wynnchurch US, Wynnchurch Canada, Fleet Capital Corporation and the Issuer (and the other “Borrowers” referenced therein) entered into a letter agreement dated as of such date (the “First Letter Agreement”), attached as an exhibit hereto and incorporated herein by reference, pursuant to which the parties thereto agreed to increase the Initial Overadvance Limit (as defined in the First Letter Agreement) in accordance with the terms and conditions of First Letter Agreement and Wynnchurch US and Wynnchurch Canada agreed to a corresponding increase to the Initial Guaranty Amount (as defined in the First Letter Agreement) in accordance with the terms and conditions of the First Letter Agreement.

     In addition, on October 10, 2003, in connection with the First Letter Agreement, Wynnchurch US, Wynnchurch Canada, Fleet Capital Corporation and the Issuer entered into a letter agreement dated as of such date (the “Second Letter Agreement”), attached as an exhibit hereto and incorporated herein by reference, pursuant to which the parties thereto agreed to the Issuer’s payment to Wynnchurch US and Wynnchurch Canada of the Guaranty Amendment Fee (as defined in the Second Letter Agreement) in accordance with the terms and conditions of the Second Letter Agreement as consideration for the increase to the Initial Guaranty Amount.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

     Reference is made to Rows 7-11 and 13 (including the footnotes thereto) of each of the cover pages of this Amendment No. 7 to Schedule 13D, which Rows are incorporated by reference herein. Each of the calculations in this Item 5 is based on 34,784,486 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,819 shares of Issuer’s common stock outstanding as of August 8, 2003, as disclosed on Issuer’s Form 10-Q filed with the SEC on August 14, 2003, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes (as each such term is defined herein). Each of the calculations in this Item 5 assumes the full exercise of the Warrants held by Wynnchurch US and Wynnchurch Canada into 10,000,000 Shares (which Warrants are currently exercisable or exercisable within sixty days of the date hereof), the full conversion of the Notes held by Wynnchurch US and Wynnchurch Canada into 6,666,667 Shares, and the exercise of the Contingent Warrants held by Wynnchurch US and Wynnchurch Canada into 1,000,000 Shares (which Contingent Warrants are not currently exercisable, but may become exercisable within sixty days of the date hereof). Statements regarding power to vote and dispose of the Shares assume that the Warrants and Contingent Warrants have been exercised and the Notes converted, and further assumes that the Stanojev Warrant has not been exercised (which would decrease the beneficial ownership of the Reporting Persons herein). These calculations also exclude any senior subordinated convertible promissory notes which may be issued by the Issuer upon funding of the Guaranty.

     Each of Wynnchurch Partners, L.P., Wynnchurch Management, Inc., Wynnchurch Partners Canada, L.P. and Wynnchurch GP Canada, Inc. may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Act, or Rule 13d-5 promulgated under the Act with one or more of the other Reporting Persons. Although Wynnchurch Partners, L.P., Wynnchurch Management, Inc., Wynnchurch Partners Canada, L.P. and Wynnchurch GP Canada, Inc. are reporting such securities as if they were members of a “group,” the filing of this Amendment No. 7 to Schedule 13D shall not be construed as an admission by any such Reporting Person that it is a beneficial owner of any securities covered hereby.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Item 7 is hereby amended by inserting the following new exhibits:

Exhibit 1	Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Exhibit AA	Letter Agreement dated as of October 10, 2003 among the Issuer (and the other “Borrowers” referenced therein), Wynnchurch US, Wynnchurch Canada and Fleet Capital Corporation.

Exhibit BB	Letter Agreement dated as of October 10, 2003 among the Issuer, Wynnchurch US, Wynnchurch Canada and Fleet Capital Corporation.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2003

WYNNCHURCH CAPITAL PARTNERS, L.P.

By:	Wynnchurch Partners, L.P., its general partner

	By:	Wynnchurch Management, Inc., its general partner

	By:	/s/ John A. Hatherly*

	Name:	John A. Hatherly
	Its:	President

WYNNCHURCH CAPITAL PARTNERS CANADA, L.P.

By:	Wynnchurch Partners Canada, L.P., its general partner

	By:	Wynnchurch GP Canada, Inc., its general partner

	By:	/s/ John A. Hatherly*

	Name:	John A. Hatherly
	Its:	President

WYNNCHURCH PARTNERS, L.P.

By:	Wynnchurch Management, Inc., its general partner

By:	/s/ John A. Hatherly*

Name:	John A. Hatherly
Its:	President

WYNNCHURCH MANAGEMENT, INC.

By:	/s/ John A. Hatherly*

Name:	John A. Hatherly
Its:	President

WYNNCHURCH PARTNERS CANADA, L.P.

By:	Wynnchurch GP Canada, Inc., its general partner

By:	/s/ John A. Hatherly*

Name:	John A. Hatherly
Its:	President

WYNNCHURCH GP CANADA, INC.

		By:	/s/ John A. Hatherly*

		Name:	John A. Hatherly
		Its:	President
*By:	/s/ James R. Cruger

James R. Cruger
Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Page No.

Exhibit 1	Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.	1

Exhibit B	Securities Purchase Agreement dated January 31, 2002, between Issuer, Wynnchurch US and Wynnchurch Canada (incorporated by reference to Exhibit B of the Original Schedule 13D filed on February 8, 2002).

Exhibit C	Senior Subordinated Note dated January 31, 2002, in the principal amount of $4,920,208 to the order of Wynnchurch US (incorporated by reference to Exhibit C of the Original Schedule 13D filed on February 8, 2002).

Exhibit D	Senior Subordinated Note dated January 31, 2002, in the principal amount of $5,079,792 to the order of Wynnchurch Canada (incorporated by reference to Exhibit D of the Original Schedule 13D filed on February 8, 2002).

Exhibit E	Warrant to purchase 4,920,208 Shares issued to Wynnchurch US (incorporated by reference to Exhibit E of the Original Schedule 13D filed on February 8, 2002).

Exhibit F	Warrant to purchase 5,079,792 Shares issued to Wynnchurch Canada (incorporated by reference to Exhibit F of the Original Schedule 13D filed on February 8, 2002).

Exhibit G	Contingent Warrant to purchase 492,021 Shares issued to Wynnchurch US (incorporated by reference to Exhibit G of the Original Schedule 13D filed on February 8, 2002).

Exhibit H	Contingent Warrant to purchase 507,979 Shares issued to Wynnchurch Canada (incorporated by reference to Exhibit H of the Original Schedule 13D filed on February 8, 2002).

Exhibit I	Registration Rights Agreement dated January 31, 2002 by and among Issuer, Wynnchurch US and Wynnchurch Canada (incorporated by reference to Exhibit I of the Original Schedule 13D filed on February 8, 2002).

Exhibit J	Power of Attorney for Wynnchurch US, US GP and US Management (incorporated by reference to Exhibit J of the Original Schedule 13D filed on February 8, 2002).

Exhibit K	Power of Attorney for Wynnchurch Canada, Canada GP, and Canada Management (incorporated by reference to Exhibit K of the Original Schedule 13D filed on February 8, 2002).

Exhibit L	Subscription Agreement among Wynnchurch US, Wynnchurch Canada and Robert Stanojev dated August 5, 2002 (incorporated by reference to Exhibit L of the Amendment No. 1 to Schedule 13D filed on August 7, 2002).

Exhibit
Page No.

Exhibit M	Warrant to purchase 500,000 Shares issued to Robert Stanojev by Wynnchurch US and Wynnchurch Canada (incorporated by reference to Exhibit M of the Amendment No. 1 to Schedule 13D filed on August 7, 2002).

Exhibit N	Letter Agreement regarding Issuer’s Board Composition among Wynnchurch US, Wynnchurch Canada and Issuer dated August 4, 2002 (incorporated by reference to Exhibit N of the Amendment No. 1 to Schedule 13D filed on August 7, 2002).

Exhibit O	Joinder Agreement regarding Registration Rights Agreement among Wynnchurch US, Wynnchurch Canada, Robert Stanojev and Issuer dated August 5, 2002 (incorporated by reference to Exhibit O of the Amendment No. 1 to Schedule 13D filed on August 7, 2002).

Exhibit P	First Amendment to Securities Purchase Agreement and Waiver among Wynnchurch US, Wynnchurch Canada and Issuer dated August 8, 2002 (incorporated by reference to Exhibit P of the Amendment No. 2 to Schedule 13D filed on August 12, 2002).

Exhibit Q	Acknowledgment Letter to Fleet Capital Corporation from Wynnchurch US and Wynnchurch Canada dated August 8, 2002 (incorporated by reference to Exhibit Q of the Amendment No. 2 to Schedule 13D filed on August 12, 2002).

Exhibit R	Third Amendment to Securities Purchase Agreement and Waiver among Wynnchurch US, Wynnchurch Canada and Issuer dated November 14, 2002 (incorporated by reference to Exhibit R of the Amendment No. 3 to Schedule 13D filed on November 18, 2002).

Exhibit S	Acknowledgment Letter to Fleet Capital Corporation from Wynnchurch US and Wynnchurch Canada dated November 14, 2002 (incorporated by reference to Exhibit S of the Amendment No. 3 to Schedule 13D filed on November 18, 2002).

Exhibit T	Fifth Amendment to Securities Purchase Agreement and Waiver among Wynnchurch US, Wynnchurch Canada and Issuer dated April 14, 2003.

Exhibit U	Amendment to Notes among Wynnchurch US, Wynnchurch Canada and the Issuer dated April 14, 2003.

Exhibit V	Amendment to Warrants among Wynnchurch US, Wynnchurch Canada and the Issuer dated April 14, 2003.

Exhibit W	Guaranty Agreement among Fleet Capital Corporation, Wynnchurch US, Wynnchurch Canada, the Issuer and its subsidiaries dated April 14, 2003.

Exhibit X	Sixth Amendment to Securities Purchase Agreement and Waiver among Wynnchurch US, Wynnchurch Canada and Issuer dated as of August 14, 2003.

		Exhibit
		Page No.

Exhibit Y	Acknowledgment Letter dated August 14, 2003 from Wynnchurch US and Wynnchurch Canada to Fleet Capital Corporation.

Exhibit Z	Second Amendment to Notes among Wynnchurch US, Wynnchurch Canada and the Issuer dated as of August 14, 2003.

Exhibit AA	Letter Agreement dated as of October 10, 2003 among the Issuer (and the other “Borrowers” referenced therein), Wynnchurch US, Wynnchurch Canada and Fleet Capital Corporation.	2

Exhibit BB	Letter Agreement dated as of October 10, 2003 among the Issuer, Wynnchurch US, Wynnchurch Canada and Fleet Capital Corporation	7